Exhibit 23.1
Consent of Independent Registered Public Auditing Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 to be filed on December 21, 2006) pertaining to Santarus, Inc. Amended and Restated 2004 Equity Incentive Award Plan, as amended, and Santarus, Inc. Amended and Restated Employee Stock Purchase Plan, of our reports dated February 28, 2006, with respect to the financial statements and schedule of Santarus, Inc. included in its Annual Report (Form 10K) for the year ended December 31, 2005, Santarus, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Santarus, Inc., filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
San Diego, California
December 18, 2006